Ballard Power Systems Inc.

News Release

Ballard Achieves Record Production Of Telecom Backup Power Systems At Tijuana Facility

For Immediate Release – April 2, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced that the Company’s production facility in Tijuana, Mexico manufactured 215 ElectraGenTM-ME systems in Q1 2013, establishing a new record high production level at the plant.

The 37,000 square foot Tijuana facility was established in 2007. Ballard assumed management in January, 2013 as part of the agreement previously announced last August under which the Company acquired key assets from IdaTech LLC. Located in a local business park, the production facility currently employs approximately 65 highly skilled Mexican contract workers.

David Whyte, Ballard’s Director of Operations said, “We have been working diligently for the past several months to complete the integration of the Tijuana manufacturing facility into our corporate operations. The record Q1 production level reflects the growing demand for fuel cell backup power systems and we believe that we have the potential to ramp up to 900 ElectraGenTM-ME systems per quarter at the plant.”

The Tijuana facility is certified under ISO 9001 ‘Quality Management Systems’, consistent with Ballard’s ongoing focus on stringent quality standards.

ElectraGenTM-ME systems incorporate a fuel reformer to extract hydrogen from HydroPlusTM, a mixture of methanol and water available from accredited suppliers around the world. The hydrogen is then used as feedstock for the fuel cells. Methanol is a readily available fuel around the globe, making ElectraGenTM-ME a practical solution for telecom backup power needs, even in remote locations.

Ballard’s portfolio of highly reliable fuel cell power generation systems provides more cost-effective and environmentally-friendly solutions for short duration runtime and extended duration runtime telecom backup power applications than the alternatives of lead-acid batteries and diesel generators.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements regarding product development activities and projected outcomes, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com